This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 27, 2024, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1/A

Amendment No. 3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Bodhi Tree Biotechnology Inc.

(Exact name of registrant as specified in its charter)

Delaware	8748	93-4908449
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Bodhi Tree Biotechnology Inc.

4125 Blackhawk Plaza Circle, Suite 172

Danville, CA 94506

(925)406-4528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Cassiopeia Olson, Esq.
Celine and Partners, P.L.L.C.
1345 6th Ave., 33rd Floor
New York, NY 10105
Telephone: (212) 612-1400

(718) 463-2555 — Facsimile

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer:	☐	Accelerated filer:	☐	Non-accelerated filer:	☒	Smaller reporting company:	☒
						Emerging Growth Company:	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated: December 27, 2024

Bodhi Tree Biotechnology Inc.

8,774,375 shares of common stock

This prospectus relates to the potential offer and resale of up to 8,774,375 shares of common stock, $0. 0001 par value per share, (the “Shares”) of Bodhi Tree Biotechnology Inc. all of which were issued by us in a private placement transaction pursuant to subscription agreements at a purchase price of $0.032 per share. The holders of the shares are each referred to herein as a “selling stockholder” and collectively as the “selling stockholders.”

The selling stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, will offer and sell their Shares at a fixed price of $0.032 per share until the Shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time the Shares may be sold through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. To be quoted on the OTC Bulletin Board, OTCQX, or OTCQB, a market maker must apply to make a market in our common stock. As of the date of this prospectus, we have not made any arrangement with any market makers to quote our shares. Additionally, there is the possibility a market maker may not apply to make a market in our common stock. The selling stockholders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the selling stockholders may sell their Shares hereunder following the effective date of this registration statement. We provide more information about how a selling stockholder may sell its Shares in the section titled “Plan of Distribution” on page 40.

We are registering the Shares on behalf of the selling stockholders, to be offered and sold by them from time to time. We will not receive any proceeds from the sale of the Shares by the selling stockholders in the offering described in this prospectus. We have agreed to bear all of the expenses incurred in connection with the registration of the Shares. The selling stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Shares.

There is not currently, and there has never been, any established public trading market for our common stock. Our common stock is not currently eligible for trading on any national securities exchange, including the NASDAQ Stock Market, or any over-the-counter markets, including the OTC Markets—OTCQB tier, or OTCQB. We cannot assure you that our common stock will become eligible for trading on any exchange or market.

The Company intends to apply for approval from the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the Over-The-Counter Bulletin Board. However, there is no assurance that the Company will receive approval, and if it does receive such approval, there can be no assurance that a trading market will develop, or, if developed, that it will be sustained. If our application is not approved to be eligible for trading on the Over-The-Counter Bulletin Board Market, this offering will not be completed.

Each selling stockholder may be considered an “underwriter” within the meaning of the Securities Act of 1933, as amended.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

The securities offered in this prospectus involve a high degree of risk. You should consider the risk factors beginning on page 3 before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 27, 2024

You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholders have authorized anyone to provide information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Shares.

i

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to the “Company,” “our Company,” “we,” “us” and “our,” we mean Bodhi Tree Biotechnology Inc., a Delaware corporation. This prospectus contains forward-looking statements and information relating to the Company.

Our Company

Bodhi Tree Biotechnology Inc. was formed as a Delaware corporation on December 12, 2023. We offer vegetarian menu design services with healthy vegetarian recipes, as well as vegetarian diet consulting services. We believe our menu and recipe designs and consulting services converge with current consumer trends that demand flexitarian, vegetarian and organic lifestyles. Various industry studies indicate that consumers want healthier recipe options and to embrace an overall healthier lifestyle. Our brand strategy is to introduce the positive attributes of a vegetarian lifestyle to build a connection with a broad array of consumers that are seeking delicious, sustainably sourced, vegetarian recipes and menus.

Our principal executive office is located at 4125 Blackhawk Plaza Circle, Suite 172, Danville, CA 94506. Our telephone number is (925) 406-4528, and our website address is http://bodhitreegroup.us.

Private Placement Offering

From August to September 2024, we sold 8,774,375 shares of our common stock pursuant to subscription agreements. The Shares were sold at a purchase price of $0.032 per share to 55 accredited investors for total proceeds of $280,780. The proceeds were used for working capital purposes.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include: (1) being permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (2) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting; and (3) not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have taken, and may continue to take, advantage of some of these exemptions until we are no longer an emerging growth company. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of: (1) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (3) the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt; or (4) the date on which we become a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if we have been a public company for at least 12 months and the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. We will not be entitled to the above exemptions if we cease to be an emerging growth company.

THE OFFERING

Common Stock Offered by Selling Stockholders	Up to 8,774,375

Common Stock Issued and Outstanding Prior to the Offering	25,441,042

Common Stock Issued and Outstanding After the Offering	25,441,042

Use of Proceeds	We will not receive any proceeds from the sale of shares of our Common Stock by the selling stockholders.

Market for our Common Stock	There is no assurance that a trading market will develop, or, if developed, that it will be sustained. Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Risk Factors	You should carefully read “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock. he risks described below are not the only risks facing the Company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.

We have limited operating history and it is difficult to evaluate our potential for business success.

We have limited history of operations. As such, we face all the risks inherent in a new business, and there can be no assurance that we will be successful and/or profitable. Our entry into the vegetarian menu and recipe design industry and our lack of a significant operating history makes it difficult to evaluate the risks and uncertainties we face. Our failure to address these risks and uncertainties could cause our business results to suffer.

Because the Company is an “emerging growth company,” the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”

The Company is an “emerging growth company” as defined under the Jumpstart our Business Startups Act (“JOBS Act”). We will remain an “emerging growth company” for up to five years, or until the earliest of:

(i)	the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion,

(ii)

the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

(iii)	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

As an “emerging growth company”, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●

not being required to comply with the auditor attestation requirements of section 404(b) of the Sarbanes-Oxley Act (“Sarbanes Oxley”) (we also will not be subject to the auditor attestation requirements of section 404(b) as long as we are a “smaller reporting company”, which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, the Company choosing to “opt out” of such extended transition period and, as a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that the Company’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We may have difficulty raising additional capital, which could deprive us of necessary resources.

We expect to continue devoting significant capital resources to fund our business expansion. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of our products, public or private debt or equity financing, collaborative relationships or other arrangements. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the prospects for development of competitive products by others. Because our common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase it or may demand steep discounts. Sufficient additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock.

Our management team lacks experience in managing a public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Prior to the completion of this offering, we were a private group. As a result of this offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We are dependent upon our only key executive who is not bound by any employment agreement nor does the Company maintain director and officers (“D&O”) liability insurance for him.

Our success depends, in part, upon the continued services of the key member of our management. Our executive’s knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of our key executive, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

We may be forced to curtail or discontinue operations if we are unable to obtain, on commercially acceptable terms, additional capital that we may require from time to time in the future to finance our operations and growth.

We will need additional capital to continue and expand our operations and to implement our business strategy. If our operations expand faster or at a higher rate than currently anticipated, we may require additional capital sooner than we expect. We also may need to raise additional funds sooner to fund more rapid expansion or the development or enhancement of our existing products and services. We are unable to provide any assurance or guarantee that additional capital will be available when needed by our company or that such capital will be available under terms acceptable to our company or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities of our company, the percentage of ownership of our company by our company’s stockholders will be reduced, our company’s stockholders may experience additional dilution, and such securities may have rights or preferences senior to those of our common stock. We are unable to provide any assurance that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential opportunities, develop or enhance product and services or otherwise respond to competitive pressures would be limited significantly. This limitation could harm substantially our business, results of operations and financial condition.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

The industry we operate in is intensely competitive and we face competition from numerous brands that design vegetarian recipes and menus including small and large independent companies. We also face intense competition in the menu design industry with many large and established players who have much larger marketing budgets. Many of these competitors have substantial financial backing and established brand reputation. Competition is based on product availability, product quality, speed of service, price, effective promotions, and the ability to target changing consumer preferences. Failure to compete against other similar companies could have a material adverse effect on our business, financial condition and results of operations.

We also face competition from companies outside of the vegetarian menus design industry. Specifically, competitors that offer similar products or services that focus on health, wellness and sustainability may be used as substitutes for the Company’s products and impact current and future customers. Any potential trends that increase the demand of alternative health-based products could also have a negative effect on the Company’s current and future operations.

Failure to protect our intellectual property could adversely affect our business.

We rely on unpatented proprietary expertise, recipes and formulations and other trade secrets to develop and maintain our competitive position. Our success depends, to a significant degree, upon our ability to protect and preserve our intellectual property. Our employees with access to such information are subject to confidentiality provisions contained in their employment agreements which prohibit them from disclosing information acquired by them during, as a consequence of or in connection with their employment. We rely on these agreements to protect our intellectual property rights. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality provisions may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We have registered our domain name: http://bodhitreegroup.us and completed building our website. We applied for our two trademarks with the United States Patent and Trademark Office on November 18, 2024.

Failure to protect our future trademark rights could prevent us from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.

We may not be able to develop, maintain or enhance our brand.

We believe that building our brand will contribute significantly to the success of our business and thus it will become one of our key competitive advantages. We intend to undertake a number of invest significant capital and other resources to promote our brand. However, our branding efforts may not be successful or may even inadvertently damage our brand. Furthermore, any negative publicity relating to our company and products, regardless of its veracity, could harm our brand image and reputation and even expose us to adverse legal and regulatory consequences. If we are unable to maintain or enhance our brand, eliminate incidents of negative publicity, or manage our marketing and branding spend, our business and results of operations may be materially and adversely affected.

We will need to achieve commercial acceptance of our services to generate revenues and achieve profitability.

Superior competitive services may be introduced, or customer needs may change, which would diminish or extinguish the uses for our products and services. We cannot predict when significant commercial market acceptance for our products and services will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If markets fail to accept our products and services, then we may not be able to generate revenues from them. Our revenue growth and achievement of profitability will depend substantially on our ability to introduce our current products and services that accepted by customers. If we are unable to cost-effectively achieve acceptance of our products and services by customers, or if our products and services do not achieve wide market acceptance, then our business will be materially and adversely affected.

We may not be successful in introducing new products and services or enhancing our existing products and services.

We intend to continue developing new products and services, as well as further enhancing our existing products and services. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancement of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

If we are unable to develop new products and services or cannot do so in a cost-effective manner or are otherwise unable to manage effectively the operations of those products, our financial condition and results of operations could be adversely affected.

Consumer preferences for our products and services are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, marketing, and design of a portfolio of vegetarian menus and recipes as well as vegetarian diet consulting services. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, and shifts in preference for various product attributes. If consumer demand for our products and services decreased, our business and financial condition would suffer. In addition, sales of vegetarian menus and recipes, as well as vegetarian diet consulting services, are subject to evolving consumer preferences to which we may not be able to accurately predict or respond. Consumer trends that we believe favor sales of our products and services could change based on a number of possible factors, including economic factors and social trends. Views towards healthy eating and vegetarian products are trendy in nature, with are constantly changing with consumer perceptions.

Our success depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and other consumer trends and to tailor our products and services such that they appeal to their needs and preferences on a timely and affordable basis. A change in consumer discretionary spending, due to economic downturn or other reasons, may also adversely affect our sales and our business, financial condition and results of operations. A significant shift in consumer demand away from our products and services could reduce sales or market share and the perception of the Bodhi Tree Biotechnology Inc. brand, which would harm our business and financial condition.

Any failure by us to properly price our products and services could have a material adverse effect on our financial condition and results of operations.

We do not have the history with pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers. Our success is dependent, in part, on our ability to make pricing decisions regarding our products and services that, on one hand encourage consumers to buy, yet on the other hand recoup development and other costs associated with those products and services. Products or services that are priced too high will not sell and products or services priced too low will not generate an adequate return. Accordingly, any failure by us to properly price our products or services could have a material adverse effect on our financial condition and results of operations.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel, including Xiaohang Wang, our Chairman, Chief Executive Officer And President and Juan Ye, our Chief Financial Officer. Both Mr. Wang and Ms. Ye work for other companies and are not our full-time employees. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find replacements successfully, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills could negatively impact our ability to manage our existing products and services, launch new products and expand our operations. There is competition for experienced personnel in the vegetarian menu and recipe designs industry and key personnel could leave us to join our competitors. Losing the services of our experienced personnel may be disruptive to and cause uncertainty for our business, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to build a sufficient distribution network to meet increasing demand of our product and services, our ability to execute on our business plan as outlined in this prospectus will be impaired.

We sell products and services through its direct sales force channels. Although our sales and distribution satisfy existing business needs, they might be insufficient to meet demand for our products and services as we continue to grow the business, which could result in harm to sales and business operations, financial condition and results of operations. To mitigate such risk, we intend to invest internally generated cash from operations and capital to be raised to add additional teams to our direct sales force, expand our geographic reach with new distribution channels and establish more sales online. If planned efforts to expand sales and distribution channels are not effective, our ability to execute business plans and to realize continued growth with be impaired.

We may encounter disputes from time to time relating to the use of third-party intellectual properties.

We cannot assure you that our products or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties.

As of the date of this prospectus, we are not aware of any ongoing legal proceedings or disputes alleging our infringement of third-party intellectual properties. However, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

We may fail to adequately protect our intellectual property rights, and we may be exposed to intellectual property infringement claims by third parties.

We are in the process of applying for trademarks. We may apply for more intellectual property rights in the future. Our intellectual property rights will distinguish us from our competitors and strengthen our competitive advantages.

Unauthorized use of any of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws, and confidentiality agreements with our employees and contractors, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

Adverse litigation judgments or settlements resulting from legal or arbitral proceedings in which we may be involved could expose us to monetary damages, equitable restraints or limit our ability to operate our business.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, and could affect the market price for the common stock, and could use significant resources. Even if we are successful in any litigation, litigation can redirect significant resources and may also create a negative perception of our brand. We may also engage in future litigation in connection with the consulting services agreement. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our customers and our ability to attract new customers. Litigation could also damage our reputation and brand.

Our business may be materially adversely affected by new outbreaks, or continuation of any existing outbreaks, of any infectious disease (such as COVID-19) and other events.

Any new outbreaks, or continuation of any existing outbreaks, of any infectious disease (such as COVID-19) or other events (such as terrorist attacks, armed conflicts or natural disasters) could adversely affect the economies and financial markets worldwide, and our business and operation could be materially and adversely affected. Furthermore, we may experience disruptions to our operations and lost revenue if our customers experience disruptions within their operations, and we could also be negatively affected if our employees were asked to self-isolate and therefore unable to work. The extent to which any new outbreak or the continuation of any existing situation impacts our business and operation will depend on future developments, which are highly uncertain and cannot be predicted. If any such event (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continues for an extensive period of time, our business, results of operations, financial condition, cash flows and the price of our common stock, may be materially adversely affected.

Our geographic focus makes us particularly vulnerable to economic and other events and trends in the United States.

We operate mainly in the United States and sell our products and services primarily in the United States and, therefore, are particularly susceptible to adverse regulations, economic climate, consumer trends, market fluctuations, and other adverse events in the United States. The concentration of our businesses in the United States could present challenges and may increase the likelihood that an adverse event in the United States would adversely affect our product sales, financial condition and operating results.

Our business could be negatively impacted by changes in the U.S. political environment.

This year will see presidential and congressional elections in the United States and there is uncertainty with respect to, among other things, legislation, regulation and government policy at the federal, state and local levels. Any of these changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during this election year that might adversely impact us include, but are not limited to, changes to existing trade agreements, import and export regulations, tariffs, travel restrictions, customs duties, income tax regulations and the federal tax code, public company reporting requirements, environmental regulation, antitrust enforcement and regulation related to the COVID-19 pandemic.

To the extent changes in the political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

Changes in existing laws or regulations, or the adoption of new laws or regulations may increase costs and otherwise adversely affect our business, results of operations and financial condition.

We and our customers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the composition and ingredients, packaging, labeling, distribution, advertising, sale, quality and safety of products, as well as the health and safety of employees and the protection of the environment.

The regulatory environment in which we operate could change significantly and adversely in the future. Any change in requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our facilities, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. We do not have any business interruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities.

Like all companies, we face the risk of employee misconduct or other improper activities. Employee misconduct could include intentional failures to comply with laws and regulations, unauthorized activities, attempts to obtain reimbursement for improper expenses, or submission of falsified time records. Negative press reports regarding employee misconduct could harm our reputation, and if our reputation is negatively affected, our future revenues and growth prospects would be adversely affected. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition, results of operations and our ability to meet our financial obligations.

Our inability to renew existing leases on favorable terms may adversely affect our results of operations.

We operate our main business site located on leased premises. There can be no assurance we will be able to renew our expiring leases after the expiration of all remaining renewal options. As a result, our additional costs may incur to operate our business, including increased rent and other costs related to the negotiation of terms of occupancy of an existing leased premise. If we are unable to renew a lease or determine not to renew a lease, there may be costs related to the relocation and development of a replacement premise or, if we are unable to relocate, reduced revenue.

Risks Relating to Our Common Stock

We have not paid dividends and do not expect to do so in the foreseeable future.

We have not paid any dividends since our incorporation and do not anticipate the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to develop and market our products. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements, and operating financial conditions.

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Under U.S. federal securities legislation, our common stock currently constitutes a “penny stock”. Penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the “SEC”) relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

Our Chief Financial Officer is a Chinese national located in China and a substantial portion of her assets are located outside of the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters.

Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from providing support services and product to our customers and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could harm our business.

There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to re-sell shares of our common stock at times and prices that you believe are appropriate.

There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system.

In order for our shares to be quoted, a market maker must agree to file an application with the Financial Industry Regulatory Authority (FINRA) to have our common stock quoted on the OTC Marketplace. In addition, it is possible that such application for quotation may not be approved and even if approved it is possible that a regular trading market will not develop or that if it did develop, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

Because there is no public trading market for our common stock, you may not be able to resell your stock.

We intend to apply to have our common stock quoted on the OTC Market Group’s OTCQB Marketplace (“OTCQB”). This process takes at least 60 days and the application must be made on our behalf by a market maker. Our stock may be quoted or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, we may not be able to convince any broker/dealers to act as market-makers and make quotations via the OTCQB. We may consider pursuing a quotation on the OTCQB after this registration becomes effective and we have completed our offering.

The sales practice requirements of FINRA may limit a stockholder’s ability to buy and sell our common stock.

FINRA has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our common stock, which may limit the ability of our stockholders to buy and sell our common stock and could have an adverse effect on the market for and price of our common stock.

The resale of shares covered by the Registration Statement could adversely affect the market price of our common stock in the public market, should one develop, which result would in turn negatively affect our ability to raise additional equity capital.

The sale, or availability for sale, of our common stock in the public market may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities. The resale of a substantial number of shares of our common stock in the public market could adversely affect the market price for our common stock and make it more difficult for you to sell shares of our common stock at times and prices that you feel are appropriate. Furthermore, we expect that, because there will be a large number of shares registered pursuant to the Registration Statement, selling stockholders will continue to offer shares covered by such Registration Statement for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the Registration Statement may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.

Issuance of stock to fund our operations may dilute your investment and reduce your equity interest.

We may need to raise capital in the future to fund the development of our seafood business. Any equity financing may have significant dilutive effect to stockholders and a material decrease in our stockholders’ equity interest in us. Equity financing, if obtained, could result in substantial dilution to our existing stockholders. At its sole discretion, our board of directors may issue additional securities without seeking stockholder approval, and we do not know when we will need additional capital or, if we do, whether it will be available to us.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of the Company, even if such an acquisition would be beneficial to our stockholders, which could make it more difficult for you to change management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

●	no cumulative voting in the election of directors;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

●	a requirement that special meetings of stockholders be called only by the board of directors;

●	a notice provision requirement for stockholders to nominate directors;

●	a requirement that our directors may be removed only by a supermajority (two-thirds) vote of the stockholders; and

●	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns, or within the last three years has owned, 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the company. Furthermore, our certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action.

Risks Related to Our Shares and This Offering

If we are successful at creating a market for our common stock, the trading price of our common stock is likely to be volatile, which could result in substantial losses to investors.

The trading price of our common stock is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our common stock will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock s would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our common stock to decline.

Negative publicity may harm our brand and reputation and have a material adverse effect on business.

Negative publicity about us, including our services, management, business model and practices, compliance with applicable rules, regulations and policies, or our network partners may materially and adversely harm our brand and reputation and have a material adverse effect on our business. We cannot assure you that we will be able to defuse any such negative publicity within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet by anyone on a named or anonymous basis, and can be quickly and widely disseminated. Information posted may be inaccurate, misleading and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially inaccurate or misleading information about our business and operations, which in turn may materially adversely affect our relationships with our customers, employees or business partners, and adversely affect the price of our common stock.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended September 30, 2024, we identified several material weaknesses in our internal control over financial reporting and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified to date relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“US GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; (iv) lack of risk assessment in accordance with the requirement of COSO 2013 framework and (v) a lack of an effective review process by the accounting manager which led to material audit adjustments to the financial statements.

Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant US GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous US GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

We plan to take measures to remedy these material weaknesses depending on our resources. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying our forward-looking statements are reasonable, these expectations may prove to be incorrect, and all of these statements are subject to risks and uncertainties. Therefore, you should not place undue reliance on our forward-looking statements. We have included important risks and uncertainties in the cautionary statements included in this prospectus, particularly the section titled “Risk Factors” incorporated by reference herein. We believe these risks and uncertainties could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. Our forward-looking statements do not reflect the potential impact of future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We do not assume any obligation to update any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

With respect to shares of our common stock that may be offered and sold from time to time by the selling stockholders, we will receive no proceeds from the sale of shares of our common stock pursuant to this offering.

DETERMINATION OF OFFERING PRICE

The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $0.12 per share until such time as our common stock is quoted on the OTCQB or another public trading market for our common stock otherwise develops. In order to be quoted on the OTCQB, a market maker must file an application on our behalf in order to make a market for our common stock. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

In determining the initial offering price of $0.12 per share (as stated above), we considered our Company’s future prospects and those of our industry in general, our revenue, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the prices at which the Shares will sell in the public market after our common stock is listed or trading on an exchange or automated quotation system or quoted on the OTCQB Market (if ever) will not be lower than the initial offering price or that an active trading market in our common stock will develop or continue if developed.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

There is not currently, and there has never been, any market for any of our common stock. Our common stock is not eligible for trading on any national securities exchange and are not quoted for sale on any over-the-counter markets, including the OTCQB.

Holders of our Common Stock

As of December 27, 2024, 25,441,042 shares of our common stock were outstanding and held by 61 stockholders.

Dividends

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

We have not adopted an Equity Compensation Plan.

Sale of Restricted Shares

All of the shares of our common stock outstanding are “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemption provided by Rule 144.

DESCRIPTION OF BUSINESS

Company Overview

Bodhi Tree Biotechnology Inc. is a Delaware corporation, dedicated to providing vegetarian menu and recipe designs, as well as vegetarian diet consulting services. Our executive office is located in Danville, the State of California.

We believe our menus and recipes design and consulting services converge with consumer trends and demands for flexitarian, vegetarian and organic lifestyles. Various industry studies indicate that consumers want healthier recipe options and lifestyle. Our brand strategy is to introduce the attributes of a vegetarian lifestyle to build a connection with a broad array of consumers that are seeking delicious, sustainably sourced, vegetarian recipes and menus.

To capture this significant market opportunity, we focus on design, product innovation and distinctive flavor profiles that appeal to a broad range of vegetarian consumers. We create and develop new recipes and menus to address emerging market demands and food trends for healthy, vegetarian options. We also provide customers with healthy dietary advice for their daily nutritional needs. We believe that our focus on vegetarian diet culture has strengthened and expanded relationships with our existing customers and will continue to attract new customers.

We are led by our President and Chief Executive Officer, Xiaohang Wang, who has over 13 years of experience in the health products industry as a manager or director, and Juan Ye, our Chief Financial Officer, who has been serving in that role at another company since 2019. As we are an early-stage company, our operations are not subject to any environmental laws.

Industry

Bodhi Tree is part of a relatively new and early-stage industry called the vegetarian recipes and menus design and consulting industry. This industry intersects with both the rapidly expanding vegetarian food market and the well-established culinary consulting landscape, which is increasingly incorporating vegetarian diet options to cater to evolving consumer preferences.

As consumer awareness of health, sustainability, and ethical eating grows, both traditional restaurants and individuals are starting to embrace vegetarian menus and recipes. However, there is still no dominant brand that has captured a significant share of the vegetarian recipe market. Established dining establishments often face limitations in offering a wide variety of vegetarian dishes, as they must also maintain their traditional menus. Moreover, concerns over cross-contamination during food preparation pose challenges for restaurants looking to meet the strict dietary requirements of vegetarian consumers.

Additionally, individual consumers play a significant role in driving demand for vegetarian recipes. As more people seek healthier, sustainable, and ethical dining options, their preferences influence what restaurants and food brands offer for vegetarian recipes and menus.

Competition

The market for vegetarian recipes, menu design and vegetarian diet consulting services is highly competitive. Numerous of the companies will compete with us. Our competitors are substantially larger and more experienced than us and have longer operating histories and have materially greater financial and other resources than us. We have a weak competitive position in the industry and we need capital to carry out our current business plan. We also anticipate that we will require additional financing in order to execute our business plan. We may not have sufficient financing to sustain our current operations.

Our Competitive Strengths

Brand Mission Aligned with Consumer Trends

We believe that our products and services align with current trends in the vegetarian recipes, menu design and vegetarian diet consulting industry, appealing to people who want natural and “clean-label” diets. Our focus on vegetarian recipes and menus meets the growing demand from those interested in vegetarian lifestyles.

We believe that the vegetarian recipe, menu design and consulting market will continue to grow. The vegetarian food market is expected to grow at a compound annual growth rate of approximately 18.1% from 2022 to 2027, with the market expected to grow from US$40 billion in 2022 to US$91 billion by 2027 (Research and Markets, Nov. 2022). Additionally, nearly half (48.4%) of all restaurants in the US currently offer vegetarian options on their menus, with a 62% increase in vegetarian menu items over the past decade. (Plant Based Foods Association, Feb. 2023)

We believe that our “Bodhi Tree Biotechnology Inc.” brand launched in 2023 will continue to grow by appealing to consumers, especially the younger customers seeking recipes and menus that the ingredients are sustainable and ethically sourced, wholesome, and delicious.

Track Record of Innovation

We have invested resources in the development of our innovative vegetarian food recipes and menus. Our innovation efforts are led by our management team and focus on identifying popular vegetarian recipe trends that we believe we can successfully bring to market.

To meet the needs of vegetarians, we research and design creative vegetarian recipes, exploring the health benefits and potential risks of different dishes. We provide valuable advice for vegetarian enthusiasts on how to choose and develop healthy recipes, which can help improve eating habits, prevent chronic diseases, and enhance overall health.

We believe our approach combines market insights with culinary creativity, enabling us to stay ahead of industry trends and continuously deliver innovative solutions to our clients.

Proven and Experienced Management Team

We are led by a proven and experienced executive management team. Xiaohang Wang, our Chief Executive Officer and President, has over 13 years of experience in the health product industry, as a manager and director, with companies producing nutrition and vegetarian products.

Juan Ye has been serving as our Chief Financial Officer since our inception. Ms. Ye also has served as Chief Financial Officer at Zhejiang Dayin Elderly Care Service Co., Ltd, a company offering health consultation and elderly health service, since 2019.

Though our executive management team includes individuals who possess substantial health product industry experience, they have no experience managing a public company. However, we believe that the depth of experience of our management team demonstrates our capability to continue growing our business.

Our Products and Services

We offer vegetarian menu and recipe design services, as well as vegetarian diet consulting services.

Vegetarian Menu and Recipe Designs

We provide vegetarian menu and recipe design service to consumers who demand flexitarian, vegetarian and organic lifestyles. Various industry studies indicate that consumers want healthier recipe options and to embrace an overall healthier lifestyle. Our brand strategy is to introduce the positive attributes of a vegetarian lifestyle to build a connection with a broad array of consumers that are seeking delicious, sustainably sourced, vegetarian recipes and menus. To capture this significant market opportunity, we focus on design, product innovation and distinctive flavor profiles that appeal to a broad range of vegetarian consumers. We create and develop new recipes and menus to address emerging market demands and food trends for healthy, vegetarian options.

Vegetarian Diet Consulting Services

We provide consulting services for clients seeking to pursue a healthy lifestyle through vegetarian diets. Our offerings include research and analysis focused on vegetarian dietary practices, such as nutritional assessments, ingredient sourcing, trend analysis, and ongoing support tailored to our clients’ needs. Additionally, we offer online consulting and planning services to assist clients in developing their vegetarian diet-related goals.

Early State Company

As a start-up company in early stages, we do not contract out to design vegetarian recipes. Our CEO, Mr. Xiaohang Wang, is now responsible for vegetarian recipe designs based on his experiences as a director at Weiyi Biotechnology Company, where he was responsible for market analysis and product planning. He also has experience as he previously served as the Product Director at Zhejiang Dayin Health Group, overseeing market analysis, development and strategy formulation of vegetarian products. Our customer base is primarily individuals, who are mainly sourced from our management’s personal networks and from friends’ introduction. We do not provide subscription-based business at current, however, we may consider developing such subscription services when our business operation is relatively mature and stable. We will design vegetarian recipes based on our individual customers’ personal needs, and we will send vegetarian recipes to them via email and will provide follow-up service to update recipes upon their request during the service period. Given our current development stage, we are not currently subject to any governmental regulations.

At present, we are mainly focused on Northern America.

Our Development Plan

Expanding Business Operations

Our current principal business is offering vegetarian menu and recipe design services, as well as vegetarian diet consulting services. We will design vegetarian menu an recipes based on our individual customers’ personal needs, and send menu/recipes to them via email. We will also provide follow-up service to update menu/recipes upon their request during the service period. In November 2024, we become a member of both Vegan Society (https://www.vegansociety.com/), and Plant-based Foods Association (https://members.plantbasedfoods.org/), where we can explore more business opportunities and products with corporate partners across many countries who also aim to make veganism and vegetarianism mainstream and accessible. In the future, we may firstly consider seeking private label options from corporate partners in those two associations. And if the opportunity becomes accessible, we may also develop our own vegetarian products such as linseed oil, camellia oil, and may certify our vegan products with the Vegan Trademark, which is an internationally recognized vegan product certification, established in 1990 by The Vegan Society. We will also look into getting a Certified Plant Based logo by Plant-based Foods Association to differentiate our products, broaden consumer appeal and trust, and protect and enhance our brand.

We hope our current vegetarian menu and recipe design services can be well-operated and become more and more stable by the end of 2025. We aim to have more customers, not only individuals but also businesses and restaurants, and to build a good business reputation for our brand. Our costs will mainly stem from the executive compensation, market promotion, as well as out-sourced services related to business operations. We plan to develop our own vegetarian products in 2026 or 2027, where we may use more funds in research and development of vegetarian products.

Expand to New Geographic Markets

We intend to explore opportunities to expand Bodhi Tree Biotechnology Inc. internationally. In the long term, we believe our current product and service offerings will enable us to penetrate the new markets in the United States, European and other emerging regions.

We will seek strategic partnerships and joint ventures with local companies to enhance our market entry strategies and networks. Additionally, we will ensure compliance with local regulations in new markets to facilitate a smooth market entry and ongoing operations.

Expand Products Offerings

We believe that there is significant consumer demand for vegetarian menu and recipe design. In addition, we believe that we have been successful in identifying meaningful consumer trends and translating such preferences into products that meet our customers’ requirements. We intend to leverage the knowledge and experience of our management to continue to build our new recipes categories and expand our existing portfolio of products by creating new products and line extensions. For example, we will consider incorporating functional food and nutraceutical recipes to address diverse consumer needs. We intend to solicit the feedback of our customers on our new product ideas in order to further deepen our relationship and trust with these customers and ensure that we are meeting their particular demands and needs for vegetarian menu and recipe designs.

Furthermore, we intend to customize our products to cater to local tastes and preferences, ensuring relevance and acceptance in the local market to innovate within our product categories. We anticipate this expansion to including strategic partnerships and joint ventures with local companies to enhance our market entry strategies and networks.

Our Marketing

We will explore marketing our products and services through our website, and will advertise in paper publications, such as local newspapers and magazines. We will strive to convey the Company’s name, products, and brand to our target audience through the media and radio. Specific concepts and images will be incorporated into these communication strategies. Additionally, we will seek partnerships and collaborations with leading companies, research institutions, and non-profit organizations that share our commitment to sustainability and health. We will also promote our services through word of mouth and ask our satisfied clients for referrals.

Employees

At the date of this prospectus, we do not have any full-time employees.

Intellectual Property

We have registered our domain name: http://bodhitreegroup.us and completed building our website. We applied for our two trademarks with the United States Patent and Trademark Office on November 18, 2024. We applied for the following:

Serial Number: 98863310

Serial Number: 98863325

Once these trademarks are approved, they will be valid for a ten-year period from the date of registration.

Environmental Laws

Our operations are not subject to any environmental laws.

Corporate Information

Our company does not own any real property.

We have leased a section of the office space rented by BEEC, Inc. located at 4125 Blackhawk Plaza Circle Suite 172, Danville, California. The term of the lease is one year, beginning on June 1st, 2024 and ending on May 31st, 2025. The lease will be renewed automatically for one year upon expiration unless another written agreement is signed to terminate. Our monthly rent amounts to $900, payable on the first day of each calendar quarter. In addition to rent we will pay BEEC, Inc. $2,300 a year for bookkeeping charges; $180 for setting up our separate phone line and $70 for our door sign and directory. BEEC, Inc. may end our sublease by giving us a minimum of 2 months prior notice.

Insurance

We currently do not maintain any insurance policies, such as personal injury protection insurance, business interruption insurance, product liability insurance or key-man life insurance. See “Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.”

Legal Proceedings

There are no pending legal proceedings to which we are a party or in which any director, officer or affiliate of ours, any owner of record or beneficially of more than 5% of any class of our voting securities, or security holder is a party adverse to us or has a material interest adverse to us.

Principal Address

Our principal address is located at 4125 Blackhawk Plaza Circle, Suite 172, Danville, CA 94506. Our telephone number is (925) 406-4528. Our website is http://bodhitreegroup.us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The various sections of this discussion contain forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus as well as other matters over which we have no control. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially. The Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Overview

Bodhi Tree Biotechnology Inc. is an emerging company incorporated in Delaware. We are dedicated to providing vegetarian menu and recipe designs, as well as vegetarian diet consulting services.

Our executive office is located in Danville, the State of California, U.S.

General

Revenues in the reporting period are comprised of vegetarian menu and recipe designs, as well as vegetarian diet consulting services.

Our general and administrative expenses consist of costs related to marketing, selling, personnel cost, and professional fee to law firm and accounting firm, etc.

Results of Operations

From the date of inception to September 30, 2024

The following table sets forth key components of our results of operations for the periods indicated:

From the date of inception to September 30, 2024
Revenues	$35,000
Cost of revenues	-
Gross profit	35,000
Selling, general and administrative expense	(96,953)
Income/(loss) before income taxes	(61,953)
Income tax expense	-
Net loss	$(61,953)

Revenues

Revenues were $35,000 for the year ended September 30, 2024.

Cost of Revenues

Cost of revenue was nil for the year ended September 30, 2024.

Selling, general and administrative expenses

We recorded $96,953 in selling, general and administrative expenses for the year ended September 30, 2024. These costs mainly consist of professional service from our law firm, auditor and accountant etc.

Net Loss

As a result of the above factors, we had a net loss of $61,953 for the year ended September 30, 2024.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

From the date of inception to September 30, 2024

From Inception date December 12, 2023 to September 30, 2024
Net cash provided by (used in):
Operating activities	$(71,210)
Investing activities	-
Financing activities	330,780
Net increase in cash and cash equivalents	$259,570

Operating Activities

Net cash used in operating activities in the year ended September 30, 2024 totaled $71,210. Operating activities consisted primarily of net income/(loss) adjusted for certain non-cash items. In addition, operating cash flows included the effect of changes in operating assets and liabilities. Cash used during the period is mainly relating to payment to professional accounting firm and law firm, and relating operating expense, such as rent, payment to director, bookkeeper, etc.

Investing Activities

There were no investing activities the year ended September 30, 2024.

Financing Activities

For the year ended September 30, 2024, we had net cash of $330,780 inflow from financing activities. Financing activities consisted primarily of cash provided by stockholders through private placement financing.

Liquidity, Capital Resources and Going Concern

We plan to fund operations of the Company through the proceeds from public offerings, private placements of restricted securities, or the issuance of stock in lieu of cash for payment of services until profitable operations are achieved. The Company will not receive proceeds from the sale of shares by the selling stockholders underlying this Registration Statement on Form S-1, as only selling shareholders will receive the proceeds. If we do not raise all of the money we need from public offerings or through private placements, we will have to find alternative sources, such as loans or advances from our officers, directors or others. In the short term, we will attempt to obtain an adequate amount of cash to meet our requirements and plans through the revenue from our menus and recipes design and consulting services. Additionally, our Chief Executive Officer, Mr. Wang may himself or through his network provide capital support if the capital need is not very large. In the long term, we are considering obtaining an adequate amount of cash though PIPE financing. Such additional financing may not become available on acceptable terms and there can be no assurance that any additional financing that the Company obtains will be sufficient to meet its needs in the long term. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. We believe that this plan provides an opportunity for the Company to continue as a going concern.

The failure to achieve the necessary levels of profitability or obtain the additional funding would be detrimental to the Company.

Capital Needs

We believe our menus and recipes design and consulting services converge with consumer trends and demands for flexitarian, vegetarian and organic lifestyles. Various industry studies indicate that consumers want healthier recipe options and lifestyle. Our brand strategy is to introduce the attributes of a vegetarian lifestyle to build a connection with a broad array of consumers that are seeking delicious, sustainably sourced, vegetarian recipes and menus.

To capture this significant market opportunity, we focus on design, product innovation and distinctive flavor profiles that appeal to a broad range of vegetarian consumers. We aim to create and develop new recipes and menus to address emerging market demands and food trends for healthy, vegetarian options. We will also provide customers with healthy dietary advice for their daily nutritional needs. We believe that our focus on vegetarian diet culture has strengthened and expanded relationships with our existing customers and will continue to attract new customers.

We are led by our President and Chief Executive Officer, Xiaohang Wang, who has over 13 years of experience in the health products industry as a manager or director, and Juan Ye, our Chief Financial Officer, who has been serving in that role at another company since 2019.

As a start-up company in its early stages, the Company is currently focused on offering vegetarian menu and recipe design services, as well as vegetarian diet consulting services. Our primary customer base consists of individuals sourced from our management’s personal networks and friends’ introductions.

In the short term, our cash generation is primarily driven by the revenue from our vegetarian menu and recipe design services. We anticipate that our costs will mainly arise from executive compensation, market promotion, and outsourced services related to our daily operations. To ensure adequate cash flow, we will focus on expanding our customer base, improving our service offerings, and maintaining a lean operational structure.

In the long run, we plan to diversify our revenue streams by developing our own vegetarian products, such as linseed oil and camellia oil. We will move forward with a branding strategy, which will help us differentiate our products and broaden consumer appeal.

Our material cash requirements in the short term is mainly the outsourced services for daily operations, and professional service provided by legal and accounting firms.

In the long term, our material cash requirements will expand to include employee salary and compensation, R&D of new vegetarian products, marketing and selling expenditure, etc.

As for the material trends in capital resources, the favorable trends include growing consumer demand for vegetarian and plant-based products, and successfully execution of our brand, market entry, and footprint in this industry; while the unfavorable trends may include potential challenges in scaling operations and maintaining quality as we expand, regulatory compliance requirements, and competition from established players in the vegetarian and plant-based product market.

We may seek to sell Common Stock or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments and to take advantage of financing opportunities.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Xiaohang Wang	55	Chairman, Chief Executive Officer and President
Juan Ye	44	Chief Financial Officer
Jonathan Ginsberg	34	Director

Xiaohang Wang has served as our chairman of the board, Chief Executive Officer and President of our company since our inception. From August 2017 to September 2024, Mr. Wang served as a Director at Weiyi Biotechnology Company, where he was responsible for market analysis and product planning. Concurrently, Mr. Wang was also serving as the Product Director at Zhejiang Dayin Health Group, overseeing market analysis, development and strategy formulation of vegetarian products. Prior to that, from January 2003 to November 2017, Mr. Wang was the Chief Kitchen Designer at Direct Buy in Canada, where he was responsible for house and kitchen design, valuation, construction, and decoration. From September 1997 to December 2001, Mr. Wang served as a sales manager at Kawasaki Kisen Kaisha, Ltd. in Hangzhou, where he was responsible for market development, strategy formulation, and customer growth. Mr. Wang served as a sales representative at Hangzhou Natural Nutrition and Health Products Company from February 1991 to August 1997, where he was responsible for market analysis, product planning and customer relationships maintaining. Mr. Wang received his bachelor’s degree in Computer Science from Central South University for Nationalities and a degree in Architectural and Building Engineering from British Columbia Institute of Technology in Canada.

Mr. Wang is well qualified to serve on our board of directors due to his significant experience in the health industry.

Juan Ye has served as our Chief Financial Officer since our inception. Ms. Ye has served as Chief Financial Officer at Zhejiang Dayin Elderly Care Service Co., Ltd since December 2019, where she is responsible for financial management and supervision, financial report and analysis, tax planning and declaration, internal control and audit, and financing and investment management. Prior to joining Zhejiang Dayin Elderly Care Service Co., Ms. Ye worked as a staff member at Tiantai County Meteorological Bureau, Zhejiang Province (“Tiantai County Meteorological Bureau”) from February 2003 to August 2017. At Tiantai County Meteorological Bureau, her responsibilities included, but were not limited to, meteorological observation and forecasting, climate monitoring and research, and public education on meteorological science. Ms. Ye received her bachelor’s degree from Zhejiang University.

Jonathan Ginsberg has served as our director since our inception. Mr. Ginsberg has served as the President of BEEC Inc. (BEEC), an education services and technology company in California, which he co-founded in January 2016. At BEEC he leads operations and expansion of student services, with clients in North America, Asia, Oceania and Europe. Mr. Ginsberg also oversees BEEC’s software development department focused on custom learning solutions for schools and institutions. Additionally, he is a Founding Member of BEEC Capital, LLC, an investment and consulting company owned by BEEC Inc. Mr. Ginsberg has served as Chief Operating Officer and a director of Black Hawk Acquisition Corporation (Nasdaq: BKHA), a blank check company that is seeking to consummate an initial business combination, since April 2024. Mr. Ginsberg is also a Director of NP Life Sciences Health Industry Group Inc., an OTCQB-listed company, as well as a director of its subsidiary, GW Health Consulting Management Inc. Mr. Ginsberg also has experience in international trade, education and law. He is active in community leadership, including co-founding a non-profit, Global Friendship City Association (GFCA), where he serves as the Executive Director. GFCA’s mission is to foster subnational relations globally in the areas of commerce, culture, and education. Through his work, Mr. Ginsberg has helped GFCA form international public/private partnerships across North America, Asia and Africa. Mr. Ginsberg received his bachelor’s degree in International Studies from Johns Hopkins University.

Mr. Ginsberg is well qualified to serve on our board of directors due to his significant experience with public companies.

Code of Ethics

We have adopted a Code of Ethics that applies to our directors, officers, and all employees. It also may be obtained free of charge by writing to Bodhi Tree Biotechnology Inc., Attn: President, 4125 Blackhawk Plaza Circle, Suite 172, Danville, CA 94506.

Director Agreements and Indemnification Agreements

None.

Board of Directors

Our directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified. Our officers are elected by the board of directors and serve at the discretion of the board of directors.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under such rules, our board of directors has determined that none of the members of the board of directors are independent directors. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence.

Committees of our Board of Directors

We currently have no committees. Rather, the functions typically associated with auditing and other such committees are performed by our board of directors, which currently consists of two members, none of whom is considered independent.

Share Incentive Plan

We currently do not have any stock incentive plans.

Family Relationships

There are no family relationships among the directors and executive officers of our company.

Involvement in legal proceedings

There are no legal proceedings that have occurred within the past ten years concerning our directors, or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table provides certain summary information concerning the compensation of our officers and directors.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Stock Awards ($)
Xiaohang Wang Chief Executive Officer, President and Chairman of the Board	2024	-0-	-0-	-0-	-0-
	2023	-0-	-0-	-0-	-0-

Juan Ye Chief Financial Officer	2024	-0-	-0-	-0-	-0-
	2023	-0-	-0-	-0-	-0-

Jonathan Ginsberg Director	2024	-0-	-0-	-0-	-0-
	2023	-0-	-0-	-0-	-0-

(1)	We have not paid our executive officers any salary compensation and we have not entered into any written employment agreement with any of our executive officers.

Employment Agreements

We do not currently have employment agreements with our officers.

Director Compensation

We do not currently compensate our directors for acting as such, although we may do so in the future. We reimburse our directors for reasonable expenses incurred in connection with their service as directors.

Pension Benefits

We currently do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Limitation of Liability and Indemnification Matters

Our Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

Our Articles of Incorporation and Bylaws authorize our company to provide indemnification to our directors, officers, and persons who are or were serving at our request as a director, officer, manager or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise to the fullest extent permitted by Delaware law. Our Articles of Incorporation and Bylaws also authorize our company, by action of our board of directors, to provide indemnification to employees, agents of our company, and persons who are serving or did serve at our request as an employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise with the same scope and effect as provided to our directors and officers as described above.

Our company has not entered into any indemnification agreement with any of its directors or officers.

No pending litigation or proceeding involving a director, officer, employee or other agent of our company currently exists as to which indemnification is being sought. We are not aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent of our company.

We anticipate obtaining director and officer liability insurance with respect to possible director and officer liabilities arising out of certain matters, including matters arising under the Securities Act. See “Disclosure of SEC Position on Indemnification for Securities Act Liabilities.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock at the date of this prospectus by:

●	each person or entity who is known by us to own beneficially more than 5.0% of our outstanding capital stock;

●	each of the persons named in the Summary Compensation Table;

●	each of our directors; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Each stockholder’s percentage of beneficial ownership as of December 27, 2024 set forth in the following table is based on 25,441,042 shares of our common stock outstanding at the date of this prospectus.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Bodhi Tree Biotechnology Inc., 4125 Blackhawk Plaza Circle, Suite 172, Danville, CA 94506. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned*	Percentage of Class**
Xiaohang Wang	11,666,667	45.86%
Jonathan Ginsberg	10,000	0.039%
Juan Ye	-	-
Directors and Executive Officers as a Group (3 persons)	11,676,667	45.90%
5% Shareholders
Xiaohang Wang	11,666,667	45.86%
All 5%+ Shareholders as a Group	11,666,667	45.86%

*	Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated, voting and investment power are exercised solely by the person named above or shared with members of such person’s household.
**	Percent of class is calculated on the basis of the number of shares outstanding on the date of this prospectus plus the number of shares the person has the right to acquire within 60 days of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

We have leased a section of the office space rented by BEEC located at 4125 Blackhawk Plaza Circle Suite 172, Danville, California for one year beginning on June 1st, 2024 and ending on May 31st, 2025. Our director, Jonathan Ginsberg, is Chief Operating Officer of BEEC Inc. and a minority shareholder of BEEC Capital LLC. BEEC Inc. and BEEC Capital, LLC are minority shareholders of our Company.

On March 15, 2024, the Company and Xiaohang Wang, our Chief Executive Officer, President and Director of the Company entered into a Founder’s Stock Purchase Agreement. Pursuant to the agreement, Mr. Wang agreed to purchase from the Company an aggregate of 11,666,667 shares of our Common Stock of the Company at $0.003 per share, for an aggregate purchase price of $35,000. Shares were issued on March 15, 2024.

On March 15, 2024, the Company and Yun Xia, an individual who is the Secretary of the Company entered into a Founder’s Stock Purchase Agreement. Pursuant to the agreement, Mr. Xia agreed to purchase from the Company an aggregate of 1,500,000 shares of our common stock of the Company at $0.003 per share, for an aggregate purchase price of $4,500. Shares were issued on March 15, 2024.

On August 21, 2024, the Company and Jonathan Ginsberg, our director, entered into a Founder’s Stock Purchase Agreement. Pursuant to the agreement, Mr. Ginsberg agreed to purchase from the Company an aggregate of 10,000 shares of our common stock at $0.032 per share, for an aggregate purchase price of $320. Shares were issued on August 21, 2024.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 320,000,000 shares of common stock, par value $0.0001 per share, and 30,000,000 shares of preferred stock, par value $.0001 per share.

Authorized and Issued Stock
	Number of shares at December 27, 2024
Title of Class	Authorized	Issued and Outstanding	Reserved
Common stock, $0.0001 par value per share	320,000,000	25,441,042	-0-

Preferred stock, $0.0001 par value per share	30,000,000	-0-	-0-

Common Stock

Dividends. Each share of our common stock is entitled to receive an equal dividend, if one is declared. We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our board of directors may determine it to be necessary to retain future earnings (if any) to finance our growth. See “Risk Factors” and “Dividend Policy.”

Liquidation. If our company is liquidated, then assets that remain (if any) after the creditors are paid and the owners of preferred stock receive liquidation preferences (as applicable) will be distributed to the owners of our common stock pro rata.

Voting Rights. Each share of our common stock entitles the owner to one vote. All matters are decided by majority vote other than as required by law and the election of directors. For example, under Delaware law, two-thirds of the voting power of our issued and outstanding stock is required to remove a director, and 60% of the voting power of disinterested shareholders may be required in certain circumstances to approve certain interested transactions. A plurality of votes is sufficient to elect a director at a meeting; election by written consent to fill a vacancy, however, requires a majority vote. There is no cumulative voting.

Preemptive Rights. Owners of our common stock have no preemptive rights. We may sell shares of our common stock to third parties without first offering such shares to current stockholders.

Redemption Rights. We do not have the right to buy back shares of our common stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations. Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights. Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Nonassessability. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our Articles of Incorporation authorizes our board of directors to issue “blank check” preferred stock. The board of directors may divide this preferred stock into series and establish the rights, preferences, and privileges thereof. The board of directors may, without prior stockholder approval, issue any or all of the shares of this preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of our common stock. Preferred stock could be used as a method of discouraging, delaying or preventing a takeover or other change in control of our company. Issuances of preferred stock in the future could have a dilutive effect on our common stock.

Delaware Anti-Takeover Statutes

Delaware law provides that an acquiring person who acquires a controlling interest in a corporation may only exercise the voting rights of control shares if those voting rights are conferred by a majority vote of the corporation’s disinterested stockholders at a special meeting held upon the request of the acquiring person. If the acquiring person is accorded full voting rights and acquires control shares with at least a majority of all the voting power, then stockholders who did not vote in favor of authorizing voting rights for those control shares are entitled to payment for the fair value of such stockholders’ shares. A “controlling interest” is an interest that is sufficient to enable the acquiring person to exercise at least one-fifth of the voting power of the corporation in the election of directors. “Control shares” are outstanding voting shares that an acquiring person or associated persons acquire or offer to acquire in an acquisition and those shares acquired during the 90-day period before the person involved became an acquiring person.

These provisions of Delaware law apply only to “issuing corporations” as defined therein. An “issuing corporation” is a Delaware corporation that (a) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Delaware, and (b) does business in Delaware directly or through an affiliated corporation. As of the date of this prospectus, we do not have 100 stockholders of record that are residents of Delaware. Therefore, these provisions of Delaware law do not apply to acquisitions of our shares and will not so apply until such time as both of the foregoing conditions are satisfied. At such time as these provisions of Delaware law may apply to us, they may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

Delaware law also restricts the ability of a corporation to engage in any combination with an interested stockholder for three years from when the interested stockholder acquires shares that cause the stockholder to become an interested stockholder, unless the combination or purchase of shares by the interested stockholder is approved by the board of directors before the stockholder became an interested stockholder. If the combination was not previously approved, then the interested stockholder may only effect a combination after the three-year period if the stockholder receives approval from a majority of the disinterested shares or the offer satisfies certain fair price criteria.

An “interested stockholder” is a person who is:

●	the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation; or

●	an affiliate or associate of the corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly of 10% or more of the voting power of the then outstanding shares of the corporation.

Our Articles of Incorporation and Bylaws do not exclude us from these restrictions.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage some types of transactions that may involve the actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They also may have the effect of preventing changes in our management.

Charter Indemnification Provisions

Our Certificate of Incorporation provides that, we shall indemnify, subject to certain requirements, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

SELLING STOCKHOLDERS

The Shares being offered by the selling stockholders are those issued to the selling stockholders pursuant to the subscription agreements. We are registering the Shares in order to permit the selling stockholders to offer such Shares for resale from time to time. Except for the ownership of the Shares, the transactions contemplated pursuant to the subscription agreements.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 25,441,042 shares of common stock outstanding as of December 27, 2024.

None of the selling shareholders are a registered broker-dealer or an affiliate of a registered broker-dealer. The selling shareholders have acquired their Shares solely for investment and not with a view to or for resale or distribution of such securities.

Our company issued the Shares to the selling stockholders in a private placement conducted from August to September 2024 in exchange for consideration that we received from the selling stockholders in the aggregate amount of $280,780. Our company did not issue shares in such private placement to persons other than the selling stockholders.

Name	Number of Shares of Common Stock Beneficially Owned Before the Offering(1)	Number of Shares of Common Stock Being Offered(2)	Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage Beneficially Owned After the Offering
Zufu Zhou	2,656,250	2,656,250	0	0
Xiaofei Chen	312,500	312,500	0	0
Sirong Bao	312,500	312,500	0	0
Guojun Zhao	312,500	312,500	0	0
Xinfeng Sun	2,500,000	2,500,000	0	0
Min Gao	156,250	156,250	0	0
Hong Fang	625,000	625,000	0	0
Rungui Jiang	62,500	62,500	0	0
Liliang Bao	62,500	62,500	0	0
Qingxin Chen	156,250	156,250	0	0
Yanhong Yuan	156,250	156,250	0	0
Sitong Chen	62,500	62,500	0	0
Jinliang Lin	62,500	62,500	0	0
Linping Ge	62,500	62,500	0	0
Fumin Shen	31,250	31,250	0	0
Jianling Wu	31,250	31,250	0	0
Wenping Guo	156,250	156,250	0	0
Yong Jiang	312,500	312,500	0	0
Jing Yuan	156,250	156,250	0	0
Le Chang	46,875	46,875	0	0
Xiaowei Zhou	62,500	62,500	0	0
Shiming Yu	62,500	62,500	0	0
Weiguo Zhang	62,500	62,500	0	0
Maodeng Pang	156,250	156,250	0	0
Changyi Zhao	15,625	15,625	0	0

Frank Ren	15,625	15,625	0	0
Xingpei Bian	15,625	15,625	0	0
Yuxiang Hu	15,625	15,625	0	0
Liuyang Cui	15,625	15,625	0	0
Yifei Li	15,625	15,625	0	0
Howard Hao Xia	3,000	3,000	0	0
Jia Zheng	3,000	3,000	0	0
Jinhui Xing	3,000	3,000	0	0
Jonathan Ginsberg(3)	10,000	10,000	0	0
Kenneth Ginsberg(4)	6,250	6,250	0	0
Susan Ginsberg(4)	6,250	6,250	0	0
Lauren Ducoli	4,000	4,000	0	0
Roberto Contreras IV	3,000	3,000	0	0
Shail Patel	3,000	3,000	0	0
Anthony Ducoli	4,000	4,000	0	0
Debora Pacchioni	3,000	3,000	0	0
Amir Fayek	3,000	3,000	0	0
Kent Kaufman	10,000	10,000	0	0
Tru Q Chau	2,000	2,000	0	0
Zixin Wu	3,000	3,000	0	0
Zhonghao Zhao	3,000	3,000	0	0
Ming Zhou	10,000	10,000	0	0
Xiangyi Meng	3,000	3,000	0	0
Fang Li	3,000	3,000	0	0
Haixia Yu	6,000	6,000	0	0
Quan Shan	3,000	3,000	0	0
Stephen Horabin	1,000	1,000	0	0
Hongwei Chen	3,000	3,000	0	0
David Haubert	3,000	3,000	0	0
Brian Seo	1,000	1,000	0	0
TOTAL	8,774,375	8,774,375	0	0

(1)	The number of shares listed in these columns includes all shares beneficially owned and all options or warrants to purchase shares held, whether or not deemed to be beneficially owned, by the selling stockholder. The ownership percentages listed in these columns include only shares beneficially owned by the listed selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the percentage of shares beneficially owned by a selling stockholder, shares of our common stock subject to options or warrants, or debt convertible into our common stock, held by that selling stockholder that was exercisable or convertible on or within 60 days after the date of this prospectus were deemed outstanding for the purpose of computing the percentage ownership of that selling stockholder. The ownership percentages are calculated assuming that 25,441,042 shares of common stock are outstanding on the date of this prospectus.
(2)	The selling stockholders acquired the shares being offered by them hereunder in a private placement that we effected from August to September in 2024.
(3)	The selling stockholder is currently a director of our Company.
(4)	The selling stockholders are husband and wife and share the same residency.

PLAN OF DISTRIBUTION

There has been no market for our securities. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with FINRA for our common stock to be eligible for trading on the Over the Counter Bulletin Board. We do not yet have a market maker who has agreed to file such application. In order to be quoted on the OTC Marketplace a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved. The selling security holders will be offering the shares of common stock being covered by this prospectus at a fixed price of $0.12 per share until a market develops, if at all, and thereafter at prevailing market prices or privately negotiated prices.

Upon completion of this Offering, we will attempt to have the shares quoted on the OTCQB operated by OTC Markets Group, Inc. There is no assurance that the Shares will ever be quoted on the OTCQB. Although we believe that in the future we will meet the eligibility requirements in order to be quoted on the OTCQB, we cannot quantify the likelihood that this will be the case. To be quoted on the OTCQB, a market maker must apply to make a market in our common stock. As of the date of this Prospectus, we have not made any arrangement with any market makers to quote our shares. Additionally, there is the possibility a market maker may not apply to make a market in our common stock.

Once a market has developed for our common stock the selling stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission;

●	broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

●	a combination of any of such methods of sale; and

●	any other method permitted under applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and they will be subject to the prospectus delivery requirements of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are requesting that each selling stockholder inform us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

Because the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. We will use reasonable efforts to keep the registration statement effective for sufficient time for the identified selling stockholders to sell their Shares. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and are informing the selling shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DISCLOSURE OF SEC POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer of ours in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

LEGAL MATTERS

The validity of the Shares covered by the registration statement of which this prospectus is a part has been passed upon for us by Celine and Partners, PLLC.

EXPERTS

The financial statements included for the period from inception, December 12, 2023 to September 30, 2024 have been audited by Simon & Edward, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Chief Financial Officer is a Chinese citizen and resident. As such, a substantial portion of her assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Celine & Partners PLLC as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

There is uncertainty as to whether the courts of the China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be difficult for U.S. shareholders to originate actions against our Chief Financial Officer in China in accordance with PRC laws, and it will be difficult for U.S. shareholders, by virtue only of holding our common stock, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementing of rules under Article 177 have to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Neither the named experts nor counsel own any of shares of our common stock.

ADDITIONAL INFORMATION

We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates. You may obtain additional information regarding our company on our website, located at http://bodhitreegroup.us.

Bodhi Tree Biotechnology Inc.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Bodhi Tree Biotechnology Inc.

Opinion on the Financial statements

We have audited the accompanying balance sheet of Bodhi Tree Biotechnology Inc. as of September 30, 2024, the related statements of operation, stockholders’ equity, and cash flows for the period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2024.

PCAOB ID: 2485

Rowland Heights, CA

October 18, 2024

BODHI TREE BIOTECHNOLOGY INC.

BALANCE SHEET

As of September 30, 2024
ASSETS

Current assets
Cash	$259,570
Prepaid expenses	9,757
Total current assets	269,327
Total assets	$269,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Due to related party	$500
Total current liabilities	500
Total liabilities	500

Commitments and contingencies	-

Stockholders’ Equity
Preferred stock, $0.0001 par value, 30,000,000 shares authorized, no shares issued and outstanding as of September 30, 2024	-
Common stock, $0.0001 par value, 320,000,000 shares authorized, 25,441,042 shares issued and outstanding as of September 30, 2024	2,544
Additional paid-in capital	328,236
Accumulated deficit	(61,953)
Total stockholders’ equity	268,827
Total liabilities and stockholders’ equity	$269,327

The accompanying notes are an integral part of these financial statements.

BODHI TREE BIOTECHNOLOGY INC.

STATEMENT OF OPERATION

For the period from inception to September 30, 2024
Consulting income	$35,000

General and administrative expenses	(96,953)
Operating Loss	(61,953)

Loss before income tax	(61,953)

Income taxes	-
Net loss	(61,953)

Loss per Share – Basic and diluted	$(0.00)
Weighted average number of common shares – Basic and diluted	12,783,908

The accompanying notes are an integral part of financial statements.

BODHI TREE BIOTECHNOLOGY INC.

STATEMENT OF CHANGES OF STOCKHOLDERS’ EQUITY

For the period from inception date to September 30, 2024

	Preferred stock		Common stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance – December 13, 2023 (date of inception)	-	$-	-	$-	$-	$-	$-

Common shares issued for cash	-	-	25,441,042	2,544	328,236	-	330,780
Net loss	-	-	-	-	-	(61,953)	(61,953)

Balance – September 30, 2024	-	$-	25,441,042	$2,544	$328,236	$(61,953)	$268,827

The accompanying notes are an integral part of financial statements.

BODHI TREE BIOTECHNOLOGY INC.

STATEMENT OF CASH FLOWS

For the period from inception date to September 30, 2024

For the period from inception date to September 30, 2024
Cash flows from operating activities:
Net loss	$(61,953)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities
Prepaid expenses	(9,757)
Due to related party	500
Net cash used in operating activities	(71,210)

Cash flows from financing activities
Proceeds from shares issued in private placement	330,780
Net cash provided by financing activities	330,780

Net change in cash and cash equivalents	259,570

Cash – Beginning of period	-

Cash – End of period	$259,570

Cash Paid in Interest	$-
Cash Paid in Income tax	$-

The accompanying notes are an integral part of financial statements.

BODHI TREE BIOTECHNOLOGY INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Bodhi Tree Biotechnology Inc. (“Bodhi Tree”, “we”, “us” or the “Company”) is a Delaware corporation, who registered on December 12, 2023 and dedicated to providing plant-based menus and recipes design, as well as vegetarian diet consulting services. Our executive office is located in Danville, the State of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) and presented in US dollars.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates and judgments include, but are not limited to, revenue recognition, income taxes, valuation allowance for deferred tax assets and etc. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual amounts may differ from the estimated amounts, such differences are not likely to be material.

Cash

Cash is carried at cost and represents cash on hand and deposits placed with banks or other financial institutions. The Company has two bank accounts in Bank of America. The balance less than $250,000 is insured by Federal Deposit Insurance Corporation and the uninsured amount is $9,570.

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management at the time of this report. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3—Unobservable inputs based on the Company’s assumptions.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, prepaid expenses and due to related party. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts are approximate to their fair value.

Income Tax

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows FASB ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of FASB ASC Topic 740, when tax returns are filed, it is likely some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statement of income.

The Company’s tax status is C-corporation, and is subject to a federal income tax rate of 21% and California state income tax rate of 8.84%.

Revenue Recognition

The Company will recognize revenue in accordance with Accounting Standards Codification No. 606, “Revenue from Contracts with Customers” (“ASC-606”). ASC-606 requires that the criteria must be met before revenue can be recognized:

●	executed contract(s) with customers that the Company believes is legally enforceable;

●	identification of performance obligation in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation of the transaction price to each performance obligation;

●	recognition of revenue only when the Company satisfies each performance obligation.

The Company provides Consulting Services to our customers who have an interest in the vegetarian food, including but not limit to providing plant-based menus and recipes design as well as customized vegetarian diets. The Company enters into a contract with a customer. Contracts with customers are considered to be short-term when the time between order confirmation and satisfaction of the performance obligations is equal to or less than one year, and all of the Company’s contracts are short-term. The Company typically satisfies its performance obligations in contracts with customers upon completion of the service rendered, and customers’ confirmations of service/materials delivered. Generally, payment is advance payment from customers. The Company recognizes consulting income at a single point in time after service rendered, and the transaction price is stated in contracts. Historically, there was no sales returns and discounts.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Segment Information

FASB ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the method a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manners in which management disaggregates a company. Management determining the Company’s current operations constitutes a single reportable segment in accordance with ASC 280. All customers of the Company reside within the United States, where all revenues were generated for the years ended September 30, 2024.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of September 30, 2024, the Company has no such contingencies.

Earnings Per Share

Basic earnings per ordinary share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the period from December 13, 2023 to September 30, 2024, the Company had no dilutive stocks.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-07 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its financial statements and related disclosures.

The Company’s management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3. PREPAID EXPENSES

The Company enters a service agreement with BEEC Inc regarding office rental, phone line, bookkeeping, accounting, facility maintenance, board of secretary services, and payment to a director, and etc. The Company pays relevant fee upfront and amortized the expense in the reporting period. Prepaid expenses amounted to $9,757 as of September 30, 2024.

4. STOCKHOLDERS’ EQUITY

The Company registered at the State of Delaware with a total authorized number of shares of stock – 3,500,0000,000, which shall consist of (i) 320,000,000 shares of common stock and (ii) 30,000,000 shares of preferred stock, with $0.0001 par value per share.

Common Stock

In March 2024, the Company entered Founders’ Stock Purchase Agreements (the “Agreements”) with the following purchasers (the “Founders”) including both individuals and a legal entity. Pursuant to the Agreements, Founders agreed to purchase from the Company, and the Company agreed to sell to the purchasers, an aggregate of 16,666,667 shares of the Common Stock of the Company (the “Stock”) at $0.003 per share, for an aggregate purchase prices of $50,000. Shares were issued in March 2024, and the purchase price was fully received.

Purchaser	Number of Shares	Purchase Price
Xiaohang Wang, Chief Executive Officer, President and Director	11,666,667	$35,000
Yun Xia, Secretary	1,500,000	4,500
Other Founders	3,500,000	10,500

Total	16,666,667	$50,000

From August to September of 2024, 8,774,374 common stocks have been issued to 55 individual subscribers at a selling price of $0.032 per share. A total of $280,780 purchase consideration was fully received as of September 30, 2024.

5. CONCENTRATION OF RISK

There is a concentration of risk associated with the Company’s services revenue. In 2024, all revenue came from three individual customers, comprising 100% of the total.

	For the period from inception date to September 30, 2024
Customer A	5,000	14%
Customer B	10,000	29%
Customer C	20,000	57%

Total	$35,000	100%

6. INCOME TAX

The Company was established in the State of Delaware in United States and is subject to Delaware State and US Federal tax laws. The Company has not recognized an income tax benefit for its operating losses based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not. Further, the benefit from utilization of NOL (“net operating loss”) carry forwards could be subject to limitations due to material ownership changes that could occur in the Company as it continues to raise additional capital. Based on such limitations, the Company has significant NOLs for which realization of tax benefits is uncertain. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not.

As of September 30, 2024, the Company has accumulated deficit of $61,953 and the net loss of 2024 for period from inception date December 13, 2023 to September 30, 2024 was $61,953. As the management is not yet able to reliably estimate when the Company will generate profits that would enable the Company to make use of such potential future tax benefits. Consequently, a valuation allowance has been set up for the entire amount of the net deferred tax asset. Management continually assesses its future earnings potential and related tax impacts. If circumstances change in the future that will enable Management to accurately forecast future profits, the Company may carryover of such tax assets.

The following table reconciles the Company’s effective income tax rate for the year ended September 30, 2024:

For the period from inception date to September 30, 2024
Federal statutory income tax rate	21.0%
State statutory income tax rate, net of effect of state income tax deductible to federal income tax	8.7%
Permanent difference (non-deductible expenses)	-%
Change in valuation allowance	(29.7)%
Effective tax rate	-%

7. RELATED PARTY TRANSACTIONS

As of September 30, 2024, the due to related party amounted to $500, which was made on behalf of the Company for the bank account activation.

8. COMMITMENTS AND CONTINGENCIES

Commitment

We have leased a section of the office space rented by BEEC, Inc. located at 4125 Blackhawk Plaza Circle Suite 172, Danville, California. The term of the sublease is one year, beginning on June 1st, 2024 and ending on May 31st, 2025. Our monthly rent amounts to $900, payable on the first day of each calendar quarter. The table below sets forth the lease obligations as of September 30, 2024.

Year Ended September 30, 2026
Lease of the office space	$7,200

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred after the date of the balance sheet through October 15, 2024 and determined that no subsequent events require recognition or disclosure to the financial statements other than the above matter.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the securities being registered. No portion of any of such expenses will be borne by any of the selling stockholders.

SEC Registration Fee	$	[ ]
Legal Fees and Expenses*	$	[ ]
Accounting Fees*	$	[ ]
Miscellaneous*	$	[ ]
Total	$	[ ]

*	Estimated.

Item 14. Indemnification of Directors and Officers.

The Company indemnifies against all expenses, including legal fees, and against all judgments, fine and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

a)

in or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following shares in connection with a private placement without registering the securities under the Securities Act.

From March to April 2024, we sold 16,666,667 shares of our common stock pursuant to stock purchase agreements. The shares were sold at a purchase price of $0.003 per share to 6 accredited investors for total proceeds of $50,000. The proceeds were used for working capital purposes.

From August to September 2024, we sold 8,774,375 shares of our common stock pursuant to subscription agreements. The shares were sold at a purchase price of $0.032 per share to 55 accredited investors for total proceeds of $280,780. The proceeds were used for working capital purposes.

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of shares.

Item 16. EXHIBITS

Exhibit No.	Description
3.1*	Articles of Incorporation
3.2*	Bylaws
5.1**	Opinion of Celine and Partners, PLLC
10.1*	Form of Founder Stock Purchase Agreement
10.2*	Form of Subscription Agreement of Private Investors in Private Placement
23.1**	Consent of Simon & Edward, LLP
23.2**	Consent of Celine and Partners, PLLC (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
107**	Filing Fee Table

*	Previously filed
**	To be filed by amendment

Item 17. Undertakings.

The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

	(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

	(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

	(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Danville in California, on December 27, 2024.

Bodhi Tree Biotechnology Inc.

By:	/s/ Xiaohang Wang
Xiaohang Wang
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY AND SIGNATURES

The undersigned, a majority of the officers and directors of the company hereby constitute and appoint Xiaohang Wang, Juan Ye, and Jonathan Ginsberg, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement, including the power and authority to sign for us in our names in the capacities indicated below any and all amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xiaohang Wang	Chief Executive Officer	December 27, 2024
Xiaohang Wang	(Principal Executive Officer) and Chairman

/s/ Juan Ye	Chief Financial Officer	December 27, 2024
Juan Ye	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jonathan Ginsberg	Director	December 27, 2024
Jonathan Ginsberg

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